[WILSON SONSINI GOODRICH & ROSATI, PROFESSIONAL CORPORATION Letterhead]

July 16, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3720

Attention:	Justin Dobbie
J. Nolan McWilliams

Re:	The McClatchy Company
Registration Statement on Form S-4
Filed June 21, 2013
Amendment No. 1 to Registration Statement on Form S-4
Filed July 16, 2013
File No. 333-189530

Dear Mr. Dobbie and Mr. McWilliams:

On behalf of The McClatchy Company (the “Company”), we submit this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 10, 2013 relating to the Company’s Registration Statement on Form S-4 (File No. 333-189530) filed with the Commission on June 21, 2013, as amended by Amendment No. 1 to the Registration Statement filed with the Commission on July 16, 2013 (as amended, the “Registration Statement”).

Through EDGAR, the Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  For the Staff’s convenience, we are enclosing with this response letter marked copies of each of the legal opinions filed as exhibits to Amendment No. 1.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with the Company’s response.

General

1.              We note that you are registering the offering of 9.00% Senior Secured Notes due 2022 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter

Securities and Exchange Commission

July 16, 2013

stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

In response to the Staff’s comment, the Company is providing the Staff with a supplemental letter stating that it is registering the exchange offer in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 12, 1993).  The supplemental letter is attached as Exhibit A to this response letter and includes the supplemental representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Exhibit 5.1

2.              Refer to the second and fourth full paragraphs on page 2. To the extent that counsel relies on local counsel opinions to deliver the opinion set forth in paragraph 2 on page 3, counsel may not exclude from the scope of its opinion the laws of Alaska, Florida, Georgia, Illinois, Kansas, Kentucky, Mississippi, Missouri, North Carolina, Pennsylvania, South Carolina, and Utah. Please have counsel revise accordingly. For guidance, see section II.B.1.e and footnote 21 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

In response to the Staff’s comment, counsel has revised the opinion as requested and the Company has refiled the opinion as an exhibit to Amendment No. 1.

Exhibit 5.2.1

3.              Refer to assumption paragraph B-2(c). Please have counsel limit this assumption to parties other than the Guarantor. Please have counsel similarly revise assumption paragraph (k) on page 3 of Exhibit 5.2.7.

In response to the Staff’s comment, counsel has revised the opinions as requested and the Company has refiled the opinions as exhibits to Amendment No. 1.

Exhibit 5.2.10

4.              Purchasers in the offering are entitled to rely on the legality opinion. Please have counsel revise the last paragraph on page 3 accordingly. Please have counsel similarly revise the last paragraph on page 3 of Exhibit 5.2.11.

In response to the Staff’s comment, counsel has revised the opinions as requested and the Company has refiled the opinions as exhibits to Amendment No. 1.

Securities and Exchange Commission

July 16, 2013

In addition, the Company acknowledges that in connection with any request for the acceleration of the effective date of the Registration Statement that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Company’s responses or Amendment No. 1 to the undersigned at (650) 320-4648.  Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Michael A. Occhiolini, Esq.
Michael A. Occhiolini, Esq.

Enclosures

cc (w/encl.):                               Patrick J. Talamantes
Karole Morgan-Prager, Esq.

The McClatchy Company

Katharine A. Martin, Esq.

Michael A. Rosati, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Exhibit A

The McClatchy Company

2100 Q Street

Sacramento, California  95816

July 16, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:          Supplemental Letter With Respect to The McClatchy Company’s Registration Statement on Form S-4

Dear Sir or Madam:

The McClatchy Company, a Delaware corporation (the “Company”), and the subsidiary guarantors listed on Schedule A attached hereto (collectively, the “Co-Registrants” and together with the Company, the “Issuers”) are registering the exchange offer (the “Exchange Offer”) of $910,000,000 principal amount of the Company’s 9.00% Senior Secured Notes due 2022 (the “Original Notes”) and the guarantees of the Original Notes by the Co-Registrants (the “Original Guarantees” and, together with the Original Notes, the “Original Securities”) issued in a private placement in December 2012 for $910,000,000 principal amount of registered 9.00% Senior Secured Notes due 2022 (the “Exchange Notes”) and the guarantees of the Exchange Notes by the Co-Registrants (the “Exchange Guarantees” and, together with the Exchange Notes, the “Exchange Securities”) pursuant to their Registration Statement on Form S-4 (the “Registration Statement”) in reliance on the staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989), Morgan Stanley & Co. Incorporated (available June 5, 1991), and Shearman & Sterling (available July 2, 1993).  The Issuers represent as follows:

1.             The Issuers have not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the Exchange Securities and to the best of the Issuer’s information and belief, each person (including any broker-dealer) participating in the Exchange Offer is acquiring the Exchange Securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Securities.

2.             The Issuers will make each person (including any broker-dealer) participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the

Securities and Exchange Commission

July 16, 2013

Exchange Securities (a) could not rely on the staff position enunciated in Exxon Capital Holdings Corporation (available April 13, 1989) or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

3.             The Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4.             The Issuers will make each person (including any broker-dealer) participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Original Securities acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Securities pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Securities.

5.             The Issuers will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(a)           Each exchange offeree (including any broker-dealer) acknowledges that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Securities.

(b)           If the exchange offeree is a broker-dealer holding Original Securities acquired for its own account as a result of market making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Securities received in exchange for the Original Securities pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Securities and Exchange Commission

July 16, 2013

The Issuers will commence the Exchange Offer for the Original Securities when the Registration Statement is declared effective by the Securities and Exchange Commission.  The Exchange Offer will remain in effect for a limited time and will be conducted by the Issuers in compliance with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.

Very truly yours,

[Signatures appear on the next page]

THE MCCLATCHY COMPANY

By:	/s/ Patrick J. Talamantes
Name:	Patrick J. Talamantes
Title:	President and Chief Executive Officer

ABOARD PUBLISHING, INC.
ANCHORAGE DAILY NEWS, INC.
BELTON PUBLISHING COMPANY, INC.
BISCAYNE BAY PUBLISHING, INC.
CASS COUNTY PUBLISHING COMPANY
COLUMBUS LEDGER-ENQUIRER, INC.
CYPRESS MEDIA, INC.
EAST COAST NEWSPAPERS, INC.
GULF PUBLISHING COMPANY, INC.
HLB NEWSPAPERS, INC.
KELTATIM PUBLISHING COMPANY, INC.
KEYNOTER PUBLISHING COMPANY, INC.
LEE’S SUMMIT JOURNAL, INCORPORATED
LEXINGTON H-L SERVICES, INC.
MACON TELEGRAPH PUBLISHING COMPANY
MAIL ADVERTISING CORPORATION
MCCLATCHY INTERACTIVE WEST
MCCLATCHY INVESTMENT COMPANY
MCCLATCHY NEWSPAPERS, INC.
MCCLATCHY U.S.A., INC.
MIAMI HERALD MEDIA COMPANY
NEWSPRINT VENTURES, INC.
NITTANY PRINTING AND PUBLISHING COMPANY
NOR-TEX PUBLISHING, INC.
OLYMPIC-CASCADE PUBLISHING, INC.
PACIFIC NORTHWEST PUBLISHING COMPANY, INC.
QUAD COUNTY PUBLISHING, INC.
STAR-TELEGRAM, INC.
TACOMA NEWS, INC.
THE BRADENTON HERALD, INC.
THE CHARLOTTE OBSERVER PUBLISHING COMPANY
THE NEWS AND OBSERVER PUBLISHING COMPANY
THE STATE MEDIA COMPANY
THE SUN PUBLISHING COMPANY, INC.
TRIBUNE NEWSPRINT COMPANY
WICHITA EAGLE AND BEACON PUBLISHING COMPANY, INC.
WINGATE PAPER COMPANY

By:	/s/ R. Elaine Lintecum
Name:	R. Elaine Lintecum
Title:	Vice President

MCCLATCHY INTERACTIVE LLC

By:	/s/ Chris Hendricks
Name:	Chris Hendricks
Title:	Manager

MCCLATCHY MANAGEMENT SERVICES, INC.

By:	/s/ R. Elaine Lintecum
Name:	R. Elaine Lintecum
Title:	President

BELLINGHAM HERALD PUBLISHING, LLC
IDAHO STATESMAN PUBLISHING, LLC
OLYMPIAN PUBLISHING, LLC

By:	Pacific Northwest Publishing Company, Inc., its Sole Member

By:	/s/ R. Elaine Lintecum
Name:	R. Elaine Lintecum
Title:	Vice President

CYPRESS MEDIA, LLC

By:	Cypress Media, Inc.,
its Sole Member

By:	/s/ R. Elaine Lintecum
Name:	R. Elaine Lintecum
Title:	Vice President

SAN LUIS OBISPO TRIBUNE, LLC

By:	The McClatchy Company,
its Sole Member

By:	/s/ R. Elaine Lintecum
Name:	R. Elaine Lintecum
Title:	Vice President, Finance, Chief Financial Officer
and Treasurer

Schedule A

List of Subsidiary Guarantors

ABOARD PUBLISHING, INC.

ANCHORAGE DAILY NEWS, INC.

BELTON PUBLISHING COMPANY, INC.

BISCAYNE BAY PUBLISHING, INC.

CASS COUNTY PUBLISHING COMPANY

COLUMBUS LEDGER-ENQUIRER, INC.

CYPRESS MEDIA, INC.

EAST COAST NEWSPAPERS, INC.

GULF PUBLISHING COMPANY, INC.

HLB NEWSPAPERS, INC.

KELTATIM PUBLISHING COMPANY, INC.

KEYNOTER PUBLISHING COMPANY, INC.

LEE’S SUMMIT JOURNAL, INCORPORATED

LEXINGTON H-L SERVICES, INC.

MACON TELEGRAPH PUBLISHING COMPANY

MAIL ADVERTISING CORPORATION

MCCLATCHY INTERACTIVE WEST

MCCLATCHY INVESTMENT COMPANY

MCCLATCHY NEWSPAPERS, INC.

MCCLATCHY U.S.A., INC.

MIAMI HERALD MEDIA COMPANY

NEWSPRINT VENTURES, INC.

NITTANY PRINTING AND PUBLISHING COMPANY

NOR-TEX PUBLISHING, INC.

OLYMPIC-CASCADE PUBLISHING, INC.

PACIFIC NORTHWEST PUBLISHING COMPANY, INC.

STAR-TELEGRAM, INC.

TACOMA NEWS, INC.

THE BRADENTON HERALD, INC.

THE CHARLOTTE OBSERVER PUBLISHING COMPANY

THE NEWS AND OBSERVER PUBLISHING COMPANY

THE STATE MEDIA COMPANY

THE SUN PUBLISHING COMPANY, INC.

WICHITA EAGLE AND BEACON PUBLISHING COMPANY, INC.

WINGATE PAPER COMPANY

MCCLATCHY INTERACTIVE LLC

MCCLATCHY MANAGEMENT SERVICES, INC.

QUAD COUNTY PUBLISHING, INC.

BELLINGHAM HERALD PUBLISHING, LLC

IDAHO STATESMAN PUBLISHING, LLC

OLYMPIAN PUBLISHING, LLC

CYPRESS MEDIA, LLC

SAN LUIS OBISPO TRIBUNE, LLC

TRIBUNE NEWSPRINT COMPANY